UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Quanergy Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74764U 104

(CUSIP Number)

TAMER HASSANEIN

44 TEHAMA STREET

SAN FRANCISCO, CA 94085

TELEPHONE: (650) 486-2444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74764U 104

1.	Name of Reporting Persons Tamer Hassanein
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,159,620
	8.	Shared Voting Power 4,195,440(2)
	9.	Sole Dispositive Power 2,159,620
	10.	Shared Dispositive Power 4,195,440(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,355,060(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.43%(3)
14.	Type of Reporting Person (see instructions) IN

(1)

This Schedule 13D is filed by Tamer Hassanein (“Mr. Hassanein”), who is herein referred to as the “Reporting Person.” The Reporting Person expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are owned as follows: 157,129 shares of Common Stock held by the Reporting Person, (ii) 2,002,491 restricted stock units will vest as of or within 60 days of February 8, 2022 held by Reporting Person, (iii) 109,780 shares of Common Stock and 64,663 shares of Common Stock that would be issuable upon exercise of warrants exercisable as of or within 60 days of February 8, 2022, in each case, by Rising Tide II, L.P., (iv) 494,700 shares of Common Stock held by Rising Tide II, LLC, (v) 846,607 shares of Common Stock held by Rising Tide III, LLC, (vi) 1,976,464 shares of Common Stock held by Rising Tide IV, LLC, (vii) 310,395 shares of Common Stock held by Rising Tide IVA, LLC, and (viii) 392,831 shares of Common Stock held by Rising Tide Management, Ltd. All of the foregoing entities, except for Rising Tide Management, Ltd., is managed by Rising Tide Fund Managers, LLC. Rising Tide Management, Ltd. is wholly-owned by Ossama Hassanein, who is also a managing member of Rising Tide Fund Managers, LLC. The Reporting Person is a managing member of Rising Tide Fund Managers, LLC.

(3)	Based on approximately 83,412,347 shares of the Issuer’s common stock outstanding as of February 8, 2022 as reported in the Issuer’s Form 8-K Current Report filed with the SEC on February 14, 2022.

Item 1.	Security and Issuer

(a)	This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Quanergy Systems, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 433 Lakeside Drive, Sunnyvale, CA 90065.

Item 2.	Identity and Background

(a)	The person filing this statement is Tamer Hassanein (referred to as the “Reporting Person”).

(b)	The address of the principal place of business of each of the Reporting Persons are as follows:

Tamer Hassanein: 44 Tehama Street, San Francisco, CA 94105

(c)	The principal business of each of the Reporting Persons is as follows:

Tamer Hassanein : Investments; Director of Issuer

(d)	During the last five years, the Reporting Person hereto has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons hereto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hassanein is a citizen of the United States

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns an aggregate of 6,355,060 shares of Common Stock of the Issuer as reflected in this Schedule 13D. The Reporting Person acquired the shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of June 21, 2021, as amended (the “Agreement”), by and among CITIC Capital Acquisition Corp. (“CCAC”), Capital Merger Sub, Inc., (“Merger Sub”) and Quanergy Systems, Inc., a Delaware corporation (“Legacy Quanergy”), pursuant to which Merger Sub merged with and into Legacy Quanergy,(the “Business Combination”), whereupon the separate existence of Merger Sub ceased and Legacy Quanergy became the surviving company and wholly owned subsidiary of CCAC which subsequently changed its name to Quanergy Systems, Inc. The Reporting Person used personal funds in order to acquire the securities of Legacy Quanergy. The securities of Legacy Quanergy beneficially owned by the Reporting Person but held by the entities identified in footnote (2) above were acquired with working capital.

Item 4.	Purpose of Transaction

The information provided in response to Items 2 and 3 hereof is incorporated herein by reference.

The Reporting Person acquired the Common Stock for investment purposes in the Reporting Person’s ordinary course of business. In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with his investment research methods and evaluation criteria, the Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person’s modifying his ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of Common Stock or dispose of all shares of Common Stock beneficially owned by him, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) – (b)    The information relating to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein. The percentage set forth in Row 13 of the cover page filed herewith are calculated based upon 83,412,347 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2022.

(c) Except as set forth in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the arrangements described below, the information furnished in Item 3 is incorporated into this Item 6 by reference.

The information in Items 2 and 3 is incorporated by reference herein.

Lock-Up Agreement

In connection with the Business Combination, on February 8, 2021 (the “Closing Date”), the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which he will be contractually restricted from selling or transferring any of (i) shares of Common Stock held by him immediately following the closing of the Business Combination (the “Closing”) and (ii) any shares of Common Stock that result from converting securities he held immediately following the Closing (the “Lock-Up Shares”). Such restrictions begin on Closing Date and until the earlier of (i) six (6) months after the Closing ‘date and (ii) subsequent to the Closing, the date on which (A) the closing price of the Acquiror Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period or (y) CCAC completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in public shareholders having the right to exchange their Common Shares for cash, securities or other property.

Registration Rights Agreement

In connection with the Business Combination, on the Closing Date, the Company, the Reporting Person and certain other parties entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of Quanergy that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The A&R Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the A&R Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

Item 7. Material to be Filed as Exhibits

Description

99.1*	Form of Lockup Agreement

99.2	Amended and Restated Registration Rights Agreement, dated February 8, 2022 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on February 14, 2022)

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 18, 2022

/s/ Jerry Allison
Jerry Allison
Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)